Exhibit 99.2

ELBIT IMAGING LTD. ANNOUNCES PLAZA CENTERS MAKES FIRST
ACQUISITION IN BULGARIA

Tel-Aviv, Israel, November 20, 2007, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“EI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (WSE: PLAZ/PLAZACNTR) (“Plaza”), a leading emerging markets property developer in Central and Eastern European and in India, announced today that that it has made its first investment in Bulgaria through the acquisition of a retail development project in Shumen, Bulgaria.  The development budget for the new shopping and entertainment centre is estimated to be €38 million (approximately USD 56 million).

Shumen, the largest city in Shumen County, is situated in the north-east of Bulgaria, 80 km from Varna. The City of Shumen has a population of over 100,000 and is located within a larger catchment area of 205,000 people.

The development, which occupies a plot of 17,000 sqm, will comprise 18,000 sqm of lettable retail space, and  20,000 sqm of parking, providing 600 spaces. The Company anticipates that the project will be completed by late 2009.

This first investment in Bulgaria strengthens Plaza’s position in South-East Europe, following its recent acquisitions in Romania and Serbia. Plaza Centers is currently developing five sites in Romania as well as two in Serbia.

Mr. Shimon Yitzhaki, President, commented: “We are pleased to announce our first investment in Bulgaria. This first investment in Bulgaria, along with Plaza’s two projects in Serbia are an additional mile stone in accomplishing Plaza’s strategy of locating cities and sites in new markets with shortage in modern commercial and entertainment centers and initiating and constructing them”.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Rachel Levine
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com